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HEMINGER, PEGGY C.

FROM:                  Conner, W. Thomas
SENT:                  Thursday, November 06, 2014 1:46 PM
TO:                    Sonny S. Oh (ohm@sec.gov)
CC:                    Heminger, Peggy C.; Conner, W. Thomas
SUBJECT:               FW: Email for Sonny - Revised per Email from Sharon Judge

Sonny:

Thank you for reaching out to me this morning to discuss the application processing procedures that will be used to issue the MetLife Accumulation Annuity (MAA) contracts. After our call yesterday evening, we received the following additional information.

Importantly, we learned that eligibility for the current PGR fee rate will be established by receipt of an electronic application from Fidelity. By way of background, we understand that no paper applications will be available at the point of sale. All the information is taken and keyed electronically into Annuity Net. The application is then printed from Annuity Net, signed by both the registered representative and the client, and then, as is required by FINRA Rule 2330 for all variable annuity sales, sent electronically (and in hard copy) to the Fidelity Broker-Dealer Annuity Service Center in Kentucky for suitability review. Once it has been approved, the electronic submission comes through to MetLife through DTCC feeds. The PGR fee rate is set at the time of receipt by the MetLife Annuity Service Center of the electronic approved application.

The customer will be provided with a product prospectus and a prospectus supplement that states the current PGR fee rate and the period during which the rate is effective. Met will commit to providing the Fidelity field force with a new supplement three weeks ahead of any rate change. Accordingly, the customer, when he/she completes the application, will know with certainty when they sign the application that as long as the Fidelity Broker-Dealer Annuity Service Center reviews, approves, and sends the application electronically to the MetLife Annuity Service Center by the final day of the current effective fee rate period, they will get the current fee rate. FINRA's variable annuity suitability Rule, Rule 2330, requires a selling firm to conduct a suitability review and provide principal sign-off before forwarding it to the issuing insurance company, in all cases within seven days. We have discussed with Fidelity obtaining a signed acknowledgement form from the client if the application date is within the seven day period prior to the end of a fee rate period.

The paper application and the initial premium payment will typically arrive at the MetLife Annuity Service Center the day following the date of receipt of the electronic application, which will start the two-day five-day clock for purposes of Rule 22c-1(c). It is possible, of course, as is the case for all annuity applications, that the application could still be determined not to be in Good Order, in which case the contract would not be issued.

We believe the process described above should allay the Staff's concerns regarding the PGR rate setting process. I understand that you will discuss these procedures with Bill Kotapish and Joyce Pickholz as soon as practicable. In the meantime, we will review the MAA prospectus and PGR fee rate advisory supplement, make revisions as necessary and submit those for the Staff's review and approval. I believe you will also need to review the changes we submitted to conform the MAA prospectus with the MetLife Investment Portfolio Architect prospectus your colleague Keith Gregory is working on. If we could square away these last aspects of the filing today, MetLife and its partner, Fidelity, would be very pleased. Lastly, if you could review the MGI revisions and get back to us on those today, MetLife and Fidelity would be even more pleased.

Thanks again for your assistance on this.

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Best regards,

Tom

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